EDGE CORPORATE FINANCE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity	$	183,393
Deduction for non-allowable assets:		
Accounts receivable		27,843
Other investments		100
Other assets		64,908
Net capital	$	90,542
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable	$	33,406
Total aggregate indebtedness	$	33,406
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Net capital	$	90,542
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	85,542
Percentage of aggregate indebtedness to net capital		36.90%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2015.